

November 17, 2011

Via E-mail
Harry Schoell
Chairman and Chief Executive Officer
Cyclone Power Technologies, Inc.
601 NE 26th Court
Pompano Beach, Florida 33064

     Re: Cyclone Power Technologies, Inc.
              Registration Statement on Form 10
              Amended October 31, 2011
              File No. 000-54449

Dear Mr. Schoell:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Model, page 2

1.   Please reconcile your description of the term of the Advent Power Systems Agreement with section 3.2 of the agreement filed as Exhibit 10.12. Also, please clarify whether Advent's license to develop motive power engines for the US military is exclusive.

2.   Given your response to prior comment 5, please provide us with a copy of your subcontractor agreement with Advent. Also, tell us how you concluded that you need not file this agreement as an exhibit.

Harry Schoell
Cyclone Power Technologies, Inc.
November 17, 2011
Page 2

Recent Sales of Unregistered Securities, page 30

3.   Your revisions in response to prior comment 15 do not address how the exemption under section 4(2) was available to you for sales of shares to your employees or customer; therefore, we reissue the comment.

Consolidated Financial Statements, page F-1

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Note 1. Organizational and Significant Accounting Policies, page F-28

Inventory, page F-30

4.   Please revise to more clearly disclose how you measure and account for the direct costs incurred on your customer arrangements, such as the costs of developing prototypes or engine design drawings. In that regard, please also clarify how you separate costs capitalized as inventory from costs expensed as research and development.

Note 11 – Stock Options and Warrants, page F-37

B. Common Stock Warrants, page F-38

5.   Under "Commitments," please reconcile the accounting policy disclosure which indicates that the value of the warrants will be amortized proportionately with revenues with the accounting in the financial statements, where you appear to be recording the fair value of the warrants as expense currently under the accounting guidance applicable to derivatives

Exhibits

6.   It appears you have not filed the specifications addendum to Exhibit 10.10 as you claim in response to prior comment 37. Please file the complete agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or Gary Todd, Senior Staff Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me, at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc: (via e-mail) Joel D. Mayersohn, Esq.